NEWS RELEASE
September 10, 2008
Symbol: Canada TSX.V – TVC
Frankfurt – TGP

Tournigan Adds Uranium Mineralization at Kuriskova
and Novoveska Huta

Tournigan Energy Ltd. (TVC:TSX-V; TGP:Frankfurt) announced today the results of eight diamond drill holes at its Kuriskova deposit and one step-out diamond drill hole at its Novoveska Huta uranium deposit, both located in eastern Slovakia. Highlights of this news release include the following:

  Infill drilling at Kuriskova confirmed the presence of high grade uranium mineralization. Significant drill hole intersections include:

LH-K-8A: 2.3 metres at 0.809 % eU3O8 (including 1.3m @1.121 % eU3O8)
LH-K-9A: 1.4 metres at 0.776 % eU3O8 (including 0.7m @ 1.447 % eU3O8)
LH-K-9C: 1.7 metres at 0.549 % eU3O8 (including 0.7 m @ 1.065 % eU3O8)

  Mineralization was added at depth at Kuriskova

  Mineralization at Novoveska Huta was extended 100 metres further east by drill hole LH-NH-12:

LH-NH-12: 24 metres at 0.106 % eU3O8 (including 17.6 m @ 0.131 % eU3O8)

  Drilling continues at Kuriskova and Novoveska Huta

  Tournigan adds to exploration team

Kuriskova

The eight infill drill holes at Kuriskova include seven holes drilled within the higher grade areas of the main zone at depths of between 383 metres and 503 metres and one deep hole, drilled to a depth of 741 metres, which adds uranium mineralization at depth at Kuriskova. The holes announced today were drilled after the previously disclosed resource estimate released July 16, 2008. Results from the downhole radiometric logging are as follows:

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

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Kuriskova Uranium Deposit, Slovakia
Hole	Intersection	From	To	Length	%eU3O8
KG-J-29B	I	713.7	721.4	7.7	0.115
LH-K-5A	I	463.5	468.8	5.3	0.102
	including	468.2	468.7	0.5	0.362
	II	473	477	4	0.094
	III	481.3	482.2	0.9	0.256
	including	481.7	482.2	0.5	0.403
LH-K-6A	I	448.4	453.3	4.9	0.253
	including	450.2	451.3	1.1	0.601
	including	452.8	453.2	0.4	0.728
	II	457	457.5	0.5	0.155
LH-K-8A	I	351.8	355	3.2	0.063
	II	357.6	358.6	1	0.087
	III	361.6	363.9	2.3	0.809
	including	362.4	363.7	1.3	1.121
LH-K-8B	I	363.9	365.7	1.8	0.494

LH-K-9A	I	435.4	436.8	1.4	0.776
	including	435.9	436.6	0.7	1.447
	II	439.3	439.9	0.6	0.511

LH-K-9B	I	342.5	343.7	1.2	0.199
	II	344.9	345.8	0.9	0.225
LH-K-9C	I	376.5	378.2	1.7	0.549
	including	376.6	377.3	0.7	1.065

"The results from our recent infill drilling demonstrate the continuity and robust nature of the Kuriskova mineralization," said Dorian L. (Dusty) Nicol, Tournigan’s President and CEO. "We plan to continue our drilling program during the rest of the year with the objective of upgrading a significantly larger portion of the Kuriskova resource to the indicated category as well as adding uranium resources at depth."

A longitudinal projection showing drill locations with results can be viewed from this link:
http://www.tournigan.com/i/pdf/20080910KuriskovaResourceLP.pdf ..

A NI 43-101 estimate, announced July 16, 2008 and prepared by SRK Consulting (U.S.) Inc., upgraded a portion of the Kuriskova deposit to the indicated category at higher grade than previously estimated. The estimate includes an indicated resource of 6.6 million pounds of U3O8 contained in 685,000 tonnes grading 0.435% U3O8 and an inferred resource of 30.1 million pounds of U3O8 contained in 4.56 million tonnes grading 0.299% U3O8, using a cut-off of 0.05%.

Novoveska Huta

At the Novoveska Huta deposit, Tournigan today released the results of one step-out hole, LH-NH-12, drilled to a depth of 785 metres. The hole was drilled 166 metres east of previously disclosed hole LH-NH-11. Results from the downhole radiometric logging of hole LH-NH-12 are as follows:

Novoveska Huta Uranium Deposit, Slovakia
Hole	Intersection	From	To	Length	% eU3O8
	I*	690.2	696.4	6.2	0.157
LH-NH-12	II*	755.8	779.8	24	0.106
	including	755.8	773.4	17.6	0.131
* Two intersections of LH-NH-12 are from the same ore body truncated by a fault

A plan map showing drill locations at Novoveska Huta can be viewed from this link:
http://www.tournigan.com/i/maps/TVC-NVH-Plan_20080910.gif ..

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

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"This step-out hole shows that mineralization at Novoveska Huta extends along strike to the east", Nicol said. "We’re following up with additional step-out holes to test the extension even further east. Our goal is to complete a 43-101 and CIM compliant resource by the end of the year that confirms and potentially improves on the historical resource; we expect the new resource to be not only larger but also higher grade than the historical resource estimate."

The uranium grades referred to above are reported as equivalent uranium (eU3O8) as determined by downhole radiometric logging equipment. The logging was performed by Koral, s.r.o. of Slovakia. Quality control and quality assurance is being provided by Ravi Sharma, Tournigan’s Manager Resources and Reserves.

A historical (not NI 43-101 compliant) P & Z3* resource estimate prepared by former operator Uranpres in 2005 reported 19,970,000 pounds of uranium contained in 12 million tonnes at an average grade of 0.075% U3O8 (cutoff grade 0.015% U308) at Novoveska Huta.

Ravi Sharma, MAusIMM, Tournigan's Manager, Resources and Reserves, and a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this news release.

New Appointments

Tournigan Energy also announced today the appointments of Mr. Rich Eliason as Chief Geologist and Mr. Ravi Sharma as its full-time Manager, Resources and Reserves. Mr. Sharma had previously filled this role for Tournigan as a consultant.

Mr. Eliason has 25 years of experience in exploration and mining geology. He has spent the past 15 years working in the exploration and production departments at the Jerritt Canyon Mine in Nevada and at the Ketza River Mine in the Yukon Territory. He was a significant contributor to the discovery of over one million ounces of gold in the Jerritt Canyon District where he was Chief Mine Geologist. Mr. Eliason held the position of Exploration Manager, Yukon until his recent employment with Tournigan Energy Ltd. He is a qualified person for NI 43-101 reporting purposes and is a fellow of the Society of Economic Geologists.

Mr. Sharma has over 19 years experience as a mining and exploration geologist. Prior to joining Tournigan he worked as Chief Mine Geologist for Barrick Gold Corporation’s Bulyanhulu Mine in Tanzania where he was responsible for mine geology and near mine exploration. He held the position of Chief Mine Geologist for Vedanta Resources, Zod Gold Mines in Armenia. Mr. Sharma is a member of AusIMM and a qualified person for NI 43-101 reporting purposes.

"The appointments of Rich and Ravi to these positions reflect Tournigan’s renewed commitment to exploration," said Tournigan President and CEO, Dorian L. (Dusty) Nicol. "They are both proven orefinders and their contributions will be invaluable to Tournigan’s ongoing programs to grow its existing deposits and discover new ones. I am delighted to welcome both of them on board."

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

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About Tournigan Energy Ltd.

Tournigan is a uranium and gold exploration and development company that has built a portfolio of highly prospective assets in Europe and North America. The company has focused its development and obtained licences in Slovakia, a member of the European Union since 2004. Slovakia is economically and politically stable, has excellent infrastructure and an educated population. Tournigan is committed to safe and sustainable exploration and mine development in Slovakia and its other operational jurisdictions.

On behalf of the Board of Directors of

TOURNIGAN ENERGY LTD.

                "Dusty Nicol"
Dorian L. (Dusty) Nicol, President and CEO

* The Company has reviewed the above historical resource estimates and views them relevant. The Company believes that the historical resource estimates are reliable based on the historic exploitation of Slovak deposits in general and metallurgical test records acquired with the Company’s deposits in particular. The above Slovak Resource Category is a combination of P and Z-3, which is roughly analogous to the Canadian Institute of Mining, Metallurgy and Petroleum’s definition for Inferred Resources. The Company has not, however, done the work necessary to verify the classification of the resources and the resources are not classified according to CIM’s Standards on Mineral Resources and Reserves Definitions. Investors are cautioned not to rely upon these estimates. Uranium metal (U) grades were converted to uranium oxide (U3O8) grades using a factor of 1.17924.

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation’s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation’s ability to control or predict. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as "measured", "indicated", and "inferred" "resources", which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 40-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:
Knox Henderson, Tournigan Investor Relations, at (604) 637-3563, or visit www.tournigan.com .